Exhibit 99.1

March 14, 2019

Caesarstone Files Annual Report on Form 20-F for the Year Ended December 31, 2018

MP MENASHE, Israel— (BUSINESS WIRE) —Caesarstone Ltd. (NASDAQ:CSTE) (the “Company”), a leading developer and manufacturer of high-quality engineered quartz surfaces, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission (“SEC”). The annual report on Form 20-F, which contains its audited financial statements, can be accessed on the SEC’s website at http://www.sec.gov as well as via the Company’s investor relations website at http://ir.caesarstone.com/index.cfm.

The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to Valeria Mann, management assistant, at Valeria.Mann@caesarstone.com.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com .

Investor Relations Contact

ICR, Inc.	Caesarstone
Rodny Nacier	Maya Lustig
CSTE@icrinc.com	Maya.Lustig@caesarstone.com
+1 (646) 277-1237	+ 972 54 677 8100